UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NEXTEL COMMUNICATIONS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

65332V103

(CUSIP Number)

Carol Forsyte

Motorola, Inc.

1303 East Algonquin Road

Schaumburg, IL 60196

(847) 576-7646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 65332V103	Page 1 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

70,167,768 (Includes 29,053,780 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

  8.    SHARED VOTING POWER

7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

  9.    SOLE DISPOSITIVE POWER

70,167,768 (Includes 29,053,780 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

10.    SHARED DISPOSITIVE POWER

7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,190,768 (Includes 29,660,000 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.97%
14.	TYPE OF REPORTING PERSON CO

Schedule 13D

CUSIP No. 65332V103	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola Canada Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 5,000,000 (See Item 5) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 5,000,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%
14.	TYPE OF REPORTING PERSON CO

Schedule 13D

CUSIP No. 65332V103	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola SMR, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

-0-

  8.    SHARED VOTING POWER

2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

  9.    SOLE DISPOSITIVE POWER

-0-

10.    SHARED DISPOSITIVE POWER

2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14.	TYPE OF REPORTING PERSON CO

Schedule 13D

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Item 1. Security and Issuer.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 (“Amendment”) relates to the Class A Common Stock, par value $0.001 per share (the “Nextel Class A Common Stock”), of Nextel Communications, Inc., a Delaware corporation (“Nextel”). The Report on Schedule 13D filed by Motorola dated August 7, 1995, as amended by Amendment No. 1 dated May 10, 1996, Amendment No. 2 dated July 29, 1999, Amendment No. 3 dated April 6, 2001 and Amendment No. 4 dated March 3, 2003 (hereinafter collectively referred to as “Motorola Schedule 13D”), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motorola Schedule 13D.

The percentage of Nextel Class A Common Stock reported in this Amendment as being beneficially owned by Motorola, Inc. (“Motorola”), Motorola SMR, Inc. (“Motorola SMR”) and Motorola Canada Limited (“Motorola Canada”) is based upon the number of outstanding shares of common stock on July 30, 2004 as identified in Nextel’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

Item 2. Identity and Background.

Item 2 is amended and restated to read as follows:

(a) - (c), (f) This statement is being filed by Motorola, Inc., a Delaware corporation (“Motorola”), Motorola SMR, Inc., a New Jersey corporation and wholly-owned subsidiary of Motorola (“Motorola SMR”), and Motorola Canada Limited, a corporation organized under the laws of Canada and a wholly-owned subsidiary of Motorola (“Motorola Canada”).

Motorola’s principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196.

Motorola is a global leader in wireless, broadband and automotive communications technologies and embedded electronic products.

•	Wireless

Handsets: Motorola is one of the world’s leading providers of wireless handsets, which transmit and receive voice, text, images and other forms of information and communication.

Wireless Networks: Motorola also develops, manufactures and markets public and enterprise wireless infrastructure communications systems, including hardware, software and service.

Mission-Critical Information Systems: In addition, Motorola is a leading provider of customized, mission-critical radio communications and information systems.

•	Broadband

Motorola is a global leader in developing and deploying end-to-end digital broadband entertainment, communication and information systems for the home and office. Motorola broadband technology enables network operators and retailers to deliver products and services that connect consumers to what they want, when they want it.

Schedule 13D

CUSIP No. 65332V103	Page 5 of 12 Pages

•	Automotive

Motorola is the world’s market leader in embedded telematics systems that enable automated roadside assistance, navigation and advanced safety features for automobiles. Motorola also provides integrated electronics for the powertrain, chassis, sensors and interior controls.

•	Semiconductor

Motorola is also are a leading producer of embedded processing and connectivity products for the automotive, networking and wireless communications industries through Motorola’s majority-owned subsidiary, Freescale Semiconductor, Inc. (“Freescale Semiconductor”). In July 2004, an initial public offering of a minority interest of approximately 32.5% of Freescale Semiconductor was completed.

The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola’s knowledge, all directors and executive officers of Motorola are citizens of the United States unless otherwise noted.

Motorola SMR is a wholly-owned subsidiary of Motorola which contributed its assets to Nextel in conjunction with the Merger (as defined in Item 3 of the Motorola Schedule 13D) and is now engaged in no business other than holding shares of Nextel Common Stock (as defined in Item 3 of the Motorola Schedule 13D). Motorola SMR’s executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. The name, business address and present principal occupation of each of its executive officers and directors are set forth in Appendix 2 hereto. To the best of Motorola SMR’s knowledge, all directors and executive officers of Motorola SMR are citizens of the United States, unless otherwise noted.

Motorola Canada is a wholly-owned subsidiary of Motorola and is principally engaged in the communications and electronics businesses in Canada. Motorola Canada’s executive offices are located at 8133 Warden Avenue, Markham, Ontario Canada L6G 1B3. The name, business address, present principal occupation and citizenship of each of its executive officers and directors are set forth in Appendix 3 hereto.

(d) - (e) None of Motorola, Motorola SMR, Motorola Canada or, to the best of Motorola’s, Motorola SMR’s and Motorola Canada’s knowledge, any of the directors or executive officers listed on Appendices 1 through 3 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following paragraph as the sixth paragraph of Item 4:

Pursuant to a Sale Agreement (the “2004 Sale Agreement”) dated September 21, 2004, on September 27, 2004, Motorola sold to Unrestricted Subsidiary Funding Company, a subsidiary of Nextel, 6 million shares of Class B Non-Voting Common Stock of Nextel at a purchase price of $23.50 per share, or an aggregate purchase price of $141 million, for the purpose of realizing a portion of the benefit from the appreciation of Motorola’s equity investment in Nextel.

Schedule 13D

CUSIP No. 65332V103	Page 6 of 12 Pages

Item 5. Interest in Securities of the Company.

Item 5 is amended and restated to read as follows:

(a) - (c) Motorola is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of 77,190,768 shares of Nextel Class A Common Stock1 (constituting 6.97% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares, Motorola may be deemed to exercise sole voting and sole dispositive power with respect to 70,167,768 shares and shared voting and dispositive power as to 7,023,000 shares (including 29,053,780 and 606,220 shares of Class B Non-Voting Common Stock, respectively, which are convertible in certain circumstances into Class A Common Stock).

Motorola SMR is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 2,023,000 shares of Nextel Class A Common Stock (constituting 0.19% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares (which includes 606,220 shares of Class B Non-Voting Common Stock which are convertible in certain circumstances into Class A Common Stock), Motorola SMR may be deemed to exercise shared voting and dispositive power.

Motorola Canada is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5,000,000 shares of Nextel Class A Common Stock (constituting 0.46% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares, Motorola Canada may be deemed to exercise shared voting and dispositive power.

None of Motorola, Motorola SMR, Motorola Canada, or any of the individuals in Appendices 1 through 3 has had any transactions in Nextel Class A Common Stock during the past 60 days except that on September 27, 2004 Motorola sold 6 million shares of Nextel Class B Common pursuant to the 2004 Sale Agreement described in Item 4 hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The ninth paragraph of Item 6 is amended and restated to read as follows:

In addition, as long as Motorola continued to own (as such term is defined in the Contribution and Merger Agreement) 5% of the outstanding shares of Nextel Common Stock, subject to specified conditions, Motorola had a right to nominate two members for election to the Nextel Board (the “Board Nomination Right”). Until January 1, 2004, Keith Bane, Motorola’s former Executive Vice President and President, Global Strategy and Corporate, had been nominated by Motorola and elected as a director of the Nextel Board pursuant to the Board Nomination Right. On January 1, 2004, Mr. Bane resigned from this position and the Nextel Board elected him to fill a vacant board seat that was not subject to Motorola’s Board Nomination Right. As a result of the sale of 6 million shares of Nextel Class B Common pursuant to the 2004 Sale Agreement, Motorola is no longer considered to own (as such term is defined in the Contribution and Merger Agreement) 5% of the outstanding shares of Nextel Common Stock for purposes of

[1]	Motorola's beneficial ownership of Nextel Class A Common Stock consists of (i) 47,530,768 shares of Nextel Class A Common Stock and (ii) 29,660,000 shares of Nextel Class A Common Stock deemed to be outstanding under Rule 13d-3(d).

Schedule 13D

CUSIP No. 65332V103	Page 7 of 12 Pages

determining its eligibility for the Board Nomination Right and therefore, is no longer entitled to such Board Nomination Right. At the time of the sale of the 6 million Nextel shares pursuant to the 2004 Sale Agreement, Motorola had not exercised its Board Nomination Right since January 1, 2004.

The twelfth paragraph of Item 6 is restated to read as follows:

Also in connection with the Securities Purchase Agreement, Motorola granted Investor an option to purchase up to an additional 18,000,000 shares of Nextel Common Stock (adjusted to reflect Nextel’s 2:1 stock split effective June 7, 2000) in three tranches over a six-year period. The Investor exercised its option to purchase the first tranche in full on August 25, 1997 and its option to purchase the second tranche in full on August 25, 1999. The remaining tranche was exercisable for up to 10,000,000 shares at $10.75 per share (adjusted to reflect Nextel’s 2:1 stock split effective June 7, 2000) during the 30-day period following July 28, 2001. Such option was not exercised and expired by its terms. In addition, subject to certain limitations, Motorola granted Investor a right of first refusal to purchase shares of Nextel Common Stock owned by Motorola. However, on February 14, 2003, Investor waived its right of first refusal under the Securities Purchase Agreement to purchase shares of Nextel Common Stock owned by Motorola in connection with the sale of up to 60,000,000 shares of Nextel Common Stock by Motorola, either in one or more brokers’ transactions, in one or more negotiated sales, in one or more deferred sale transactions with a broker-dealer firm pursuant to variable rate forward sale contracts or similar arrangements, in a combination thereof or otherwise through the end of 2003. Investor has acknowledged that a sale or sales made pursuant to a deferred sale transaction such as a forward sale contract or similar arrangement shall be deemed consummated upon entering the deferred sale agreement and that the future settlement of such arrangement shall be covered by the waiver previously described.

Item 6 is amended to add the following paragraph as the thirteenth paragraph of Item 6:

On March 5, 2003, Nextel, Investor and Craig O. McCaw announced the termination of the Securities Purchase Agreement. In connection with this termination, the existence of the Operations Committee was terminated. Accordingly, at the time of the 2004 Sale Agreement, the conditions necessary under the Securities Purchase Agreement for the right of first refusal that Motorola had granted to Investor to remain effective were no longer met and, as a result, Investor did not have a right of first refusal in connection with the sale of the 6 million shares of Nextel Class B Common sold pursuant to the 2004 Sale Agreement.

Schedule 13D

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2004	MOTOROLA, INC.

	By:	/s/ David W. Devonshire
	Name:	David W. Devonshire
Executive Vice President and
Chief Financial Officer

Dated: September 30, 2004	MOTOROLA SMR, INC.

	By:	/s/ Carol H. Forsyte
	Name:	Carol H. Forsyte
Assistant Secretary

Dated: September 30, 2004	MOTOROLA CANADA LIMITED

	By:	/s/ Carol H. Forsyte
	Name:	Carol H. Forsyte
Assistant Secretary

Schedule 13D

CUSIP No. 65332V103	Page 9 of 12 Pages

APPENDIX I

INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA

Edward J. Zander	Chairman of the Board and Chief Executive Officer, Motorola, Inc.

Mike S. Zafirovski	President and Chief Operating Officer, Motorola, Inc.

H. Laurance Fuller	Retired; formerly Co-Chairman of the Board of Directors, BP Amoco, p.l.c. His business address is: Primacy Business Center, 1111 E. Warrenville Road, Suite 257, Naperville IL 60563.

Judy C. Lewent	Executive Vice President and Chief Financial Officer and President, Human Health Asia, Merck & Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey	President of Morehouse College. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Nicholas Negroponte	Chairman of the Massachusetts Institute of Technology Media Laboratory. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

Indra K. Nooyi	President and Chief Financial Officer, PepsiCo, Inc. Her business address is: 700 Anderson Hill Road, Purchase, NY 10577.

John E. Pepper, Jr.	Vice President, Finance and Administration, Yale University; Retired Chairman and Chief Executive Officer, Procter & Gamble Co. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

Samuel C. Scott III	Chairman, President and Chief Executive Officer, Corn Products International. His business address is: Corn Products International, 5 Westbrook Corporate Center, Westchester, IL 60154.

Ron Sommer	Former Chief Executive Officer of Deutsche Telekom AG. His business address is: Deutsche Telekom AG, Griedrich-Ebert-Allee 140, 53113 Bonn, Germany. Citizenship: German.

Douglas A. Warner III	Retired; formerly Chairman of the Board, J.P. Morgan Chase & Co. His business address is: J.P. Morgan Chase & Co., 345 Park Avenue, 11th Floor, New York, NY 10154.

Dr. John A. White	Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

Schedule 13D

CUSIP No. 65332V103	Page 10 of 12 Pages

EXECUTIVE OFFICERS OF MOTOROLA, INC.

(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Robert L. Barnett	Executive Vice President.

Gregory Q. Brown	Executive Vice President, President and Chief Executive Officer, Commercial Government and Industrial Solutions Sector.

Dennis J. Carey	Executive Vice President, President and Chief Executive Officer, Integrated Electronics Systems Sector.

Eugene A. Delaney	Executive Vice President and President, Global Relations and Resources Organization.

David W. Devonshire	Executive Vice President and Chief Financial Officer.

Ronald Garriques	Executive Vice President and President, Personal Communications Sector.

A. Peter Lawson	Executive Vice President, General Counsel and Secretary.

Michel Mayer	Chairman of the Board and Chief Executive Officer of Freescale Semiconductor, Inc., a subsidiary of Motorola, Inc. His business address is: 6501 William Cannon Drive West, Austin, TX 78735. Citizenship: French.

Daniel M. Moloney	Executive Vice President, President and Chief Executive Officer, Broadband Communications Sector.

Adrian R. Nemcek	Executive Vice President, President and Chief Executive Officer, Global Telecom Solutions Sector.

Richard Nottenburg	Senior Vice President and Chief Strategy Officer.

Padmasree Warrior	Senior Vice President and Chief Technology Officer.

Schedule 13D

CUSIP No. 65332V103	Page 11 of 12 Pages

APPENDIX 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola SMR, Inc. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA SMR, INC.

David Devonshire	President of Motorola SMR, Inc. Executive Vice President and Chief Financial Officer of Motorola, Inc.

Garth L. Milne	Treasurer of SMR, Inc. Senior Vice President and Treasurer of Motorola, Inc.

EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.

(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA SMR, INC.)

A. Peter Lawson	Secretary of SMR, Inc. Executive Vice President, General Counsel and Secretary of Motorola, Inc.

Schedule 13D

CUSIP No. 65332V103	Page 12 of 12 Pages

APPENDIX 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola Canada Limited. To the best of Motorola Canada Limited’s knowledge, the citizenship of the directors and executive officers is as listed below. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA CANADA LIMITED

Frank A. Maw	President of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Robert Nichols	Vice President and Director of Business Operations of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Edward J. Hughes	Assistant Treasurer of Motorola Canada Limited. Corporate Vice President and Director of Finance, Global Relations and Resources Organization, of Motorola, Inc. Citizenship: U.S.

EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED

(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA CANADA LIMITED)

Garth L. Milne	Treasurer of Motorola Canada Limited. Senior Vice President and Treasurer of Motorola, Inc. Citizenship: U.S.

Paul C. Frew	Vice President and Director of the Government Relations Office of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Mike Hortie	Vice President of Motorola Canada Limited. Director of Sales, Personal Communications Sector, Motorola, Inc. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Kathleen A. Bryan	Secretary of Motorola Canada Limited. Corporate Vice President, Commercial Government and Industrial Solutions Sector, Motorola, Inc. Citizenship: U.S.